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                              May 14, 2020

       Louis Giordimaina
       Chief Executive Officer
       Aerkomm Inc.
       923 Incline Way #39
       Incline Village, NV 89451

                                                        Re: Aerkomm Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 30,
2020
                                                            File No. 333-237942

       Dear Mr. Giordimaina:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. Please disclose the purpose of the transaction and the reasons that the company will only be offering securities
outside the United States and to non-U.S persons. Also disclose the countries in which the
company intends to offer securities. Finally, clarify whether the company has any
agreements or understandings with any potential investors for the purchase of the
securities in this offering.
   2. Please tell us whether you intend to file the liquidity agreement with Invest Securities SA, which authorizes Invest
Securities to carry out market purchases and sales of shares of your common stock on
the Euronext Paris market.
 Louis Giordimaina
FirstName Inc.
Aerkomm LastNameLouis Giordimaina
Comapany NameAerkomm Inc.
May 14, 2020
Page 2
May 14, 2020 Page 2
FirstName LastName
3. We note that your disclosure "does not take into account the impact" of the coronavirus pandemic on your industry and markets and that the company is "unable to determine if it will have a material impact on its operations." Given that your products are being developed for the airline industry which has been severely impacted by the coronavirus epidemic, please revise your disclosure accordingly.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Paul Levites